SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                             VASTAR RESOURCES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    922380100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Peter B.P. Bevan
                                Britannic House,
                               1 Finsbury Circus,
                            London, EC2M 7BA, England
                               011-44-171-496-4000
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 April 18, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                ------------------------------------
CUSIP NO. 922380100                                          PAGE 2 OF 11 PAGES
----------------------------                ------------------------------------


--------------------------------------------------------------------------------
1   NAMES OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                                 BP Amoco p.l.c.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (A) [ ]
                                                                         (B) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
                                       OO

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United Kingdom
--------------------------------------------------------------------------------
  NUMBER OF       7   SOLE VOTING POWER
    SHARES                              -0-
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY       8   SHARED VOTING POWER
     EACH                               -0-
  REPORTING     ----------------------------------------------------------------
    PERSON        9   SOLE DISPOSITIVE POWER
     WITH                               -0-
                ----------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER
                                        -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   80,000,001

--------------------------------------------------------------------------------
12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)   [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      81.9%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)
                                      HC/CO

--------------------------------------------------------------------------------

CUSIP NO. 922380100                                         PAGE 3 OF 11 PAGES

Item 1.  Security and Issuer.
         -------------------

         The title of the class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Shares") of Vastar Resources, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 15375 Memorial Drive, Houston, Texas 77079.

Item 2. Identity and Background.
        -----------------------

         This statement is being filed by BP Amoco p.l.c., a company organized under the laws of England and Wales ("BP Amoco"). BP Amoco's principal executive offices are currently at Britannic House, 1 Finsbury Circus, London, EC2M 7BA, United Kingdom (Telephone 011-44-171-496-4000). BP Amoco's main businesses are Exploration and Production, Refining and Marketing, and Chemicals. Exploration and Production activities include oil and natural gas exploration and field development and production (upstream activities), together with pipeline transportation, gas processing and gas marketing (midstream activities). The activities of Refining and Marketing include oil supply and trading as well as refining and marketing (downstream activities). Chemicals activities include petrochemicals manufacturing and marketing. BP Amoco provides high quality technological support for all its businesses through its research and engineering activities. BP Amoco has well established operations in Europe, the United States, Canada, South America, Australasia and parts of Africa.

         The name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of BP Amoco are set forth on Schedule I hereto and incorporated herein by reference.

         None of BP Amoco, or to the best knowledge and belief of BP Amoco, any of the individuals listed in Schedule I, has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         This Item 2 is qualified in its entirety by reference to Schedule I which is attached hereto and incorporated into this Item by reference.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         BP Amoco acquired the 80,000,001 Shares it beneficially owns by means other than through a direct purchase of such Shares.

         Atlantic Richfield Company, a Delaware corporation ("ARCO"), formed the Company in 1993 as a holding company for ARCO's natural gas and crude oil exploration and production operations in the continental United States. In June 1994, ARCO caused the Company to issue a minority portion of the Shares in an initial public offering, and ARCO retained a majority of the Shares. ARCO has maintained its majority ownership of the Company and currently owns approximately 81.9% of the issued and outstanding Shares.

         On April 18, 2000, BP Amoco acquired ARCO by means of a merger (the "ARCO Merger"). By virtue of that merger, ARCO became a wholly owned subsidiary of BP Amoco and BP Amoco became a beneficial owner of the Shares that ARCO owns. BP Amoco acquired ARCO for shares of BP Amoco capital stock (and American depositary shares of BP Amoco).

CUSIP NO. 922380100                                         PAGE 4 OF 11 PAGES

Item 4.  Purpose of Transaction.
         ----------------------

         (a)-(b), (d), (h) On March 16, 2000, prior to BP Amoco's acquisition of ARCO, BP Amoco announced in a press release its intention to acquire "the minority stockholding" of the Company which ARCO does not own. (See BP Amoco's Schedule TO which is filed as an Exhibit hereto and is incorporated herein by reference in its entirety.) The form of such a transaction could include a merger whereby a wholly owned subsidiary of ARCO is merged with the Company and in such case the Company would become an indirect wholly owned subsidiary of BP Amoco. In connection with such a transaction, BP Amoco may study the possibility of changing the Company's board of directors by changing the numbers of directors, the term of directorships, or otherwise. Such a transaction could have the effect of causing the Shares to be delisted from the New York Stock Exchange, where the shares now trade.

         (c) Not applicable.

         (e) Other than as a result of a merger referenced above, not applicable.

         (f) Not applicable.

         (g) Other than as a result of a merger referenced above, not applicable.

         (i) Not applicable

         (j) Other than as described above, BP Amoco currently has no plan or proposals which relate to, or may result in, any of the matters listed in Item 4(a)-(i) of Schedule 13D (although BP Amoco reserves the right to develop such plans).

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)-(b) As a result of the ARCO Merger, as of April 18, 2000, 80,000,001 Shares were beneficially owned by BP Amoco, representing approximately 81.9% of the outstanding Shares of the Company.* To the knowledge of BP Amoco, none of the persons listed on Schedule I hereto beneficially owns any Shares other than as set forth herein. Through BP Amoco's ownership of ARCO, BP Amoco is able to direct the voting of and disposition of the 80,000,001 Shares owned by ARCO. The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship of each director and executive officer of ARCO are set forth on
Schedule II hereto and incorporated herein by reference. To the best knowledge and belief of BP Amoco, none of the individuals listed in Schedule II has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         (c) None of BP Amoco, and based on information provided by the persons listed on Schedule I hereto to BP Amoco, or the persons listed on Schedule I hereto, has been a party to any transaction in the Shares during the period commencing on February 18, 2000 and ending on April 18, 2000.

         (d) Other than ARCO, no other person has the right to receive or the power to direct the receipt of the dividends from, or the proceeds from the sale of, any Shares that may be deemed to be beneficially owned by BP Amoco.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
         -----------------------------------------------------------------------

         Except as disclosed in Items 3, 4 and 5, none of BP Amoco, or to the best knowledge and belief of BP Amoco, any of the individuals listed in Schedule I, is a party to any contract, arrangements, understandings or relationships with respect to any securities of the Company, including but not limited to the transfer or voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

--------
* All percentages of Shares set forth in this Item 5 are based upon the number of Shares reported to be outstanding on March 1, 2000 as disclosed in the Company's Form 10-K filed with the Securities and Exchange Commission.

CUSIP NO. 922380100                                         PAGE 5 OF 11 PAGES

Item 7.  Material to be Filed as Exhibits.
         --------------------------------


         Exhibit No.       Exhibit
         -----------       -------

                  1. Schedule TO Tender Offer Statement filed March 16, 2000 by BP Amoco p.l.c.

                                    SIGNATURE

         After reasonable inquiry and to our best knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  April 28, 2000

                                         BP AMOCO p.l.c.

                                         By: /s/ Peter B.P. Bevan
                                            -----------------------------
                                            Name:  Peter B.P. Bevan
                                            Title: Group General Counsel

CUSIP NO. 922380100                                          PAGE 7 OF 11 PAGES


                                   SCHEDULE I

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                              OFFICERS OF BP AMOCO

         The following tables set forth the name, business address, present principal occupation or employment, and principal business and address of any corporation or other organization in which the employment or occupation is conducted of each director and executive officer of BP Amoco. Unless otherwise specified, each person listed below is a citizen of the United Kingdom and has his or her principal business address at Britannic House, 1 Finsbury Circus, London, EC2M 7BA, United Kingdom (Telephone 011-44-171-496-4000).


                     EXECUTIVE OFFICERS OF BP AMOCO P.L.C.

Name and Present Principal Occupation
or Employment                                 Business Address
------------------------------------          ----------------

Bevan, Peter B.P.                             Britannic House
(Group General Counsel, BP Amoco p.l.c.)      1 Finsbury Circus
                                              London, England EC2M 7BA

Browne, E. John P.                            Britannic House
(Group Chief Executive, BP Amoco p.l.c.)      1 Finsbury Circus
                                              London, England EC2M 7BA

Buchanan, John G.S.                           Britannic House
(Chief Financial Officer, BP Amoco p.l.c.)    1 Finsbury Circus
                                              London, England EC2M 7BA

Chase, Rodney F.                              Britannic House
(Deputy Group Chief Executive, Refining       1 Finsbury Circus
and Marketing and Exploration and             London, England EC2M 7BA
Production,
BP Amoco p.l.c.

Ford, W. Douglas                              Britannic House
(Chief Executive, Refining and Marketing,     1 Finsbury Circus
BP Amoco p.l.c.)                              London, England EC2M 7BA

Gibson-Smith, Dr. Christopher S.              Britannic House
(Executive Vice President, Policies and       1 Finsbury Circus
Technology,                                   London, England EC2M 7BA
BP Amoco p.l.c.

Olver, Richard L.                             Britannic House
(Chief Executive, Exploration and             1 Finsbury Circus
Production,                                   London, England EC2M 7BA
BP Amoco p.l.c.)

Sanderson, Bryan K.                           Britannic House
(Chief Executive, Chemicals,                  1 Finsbury Circus
BP Amoco p.l.c.)                              London, England EC2M 7BA

CUSIP NO. 922380100                                          PAGE 8 OF 11 PAGES


                          DIRECTORS OF BP AMOCO P.L.C.


Name and Present Principal Occupation
or Employment                                 Business Address
------------------------------------          ----------------

Block, Ruth S.                                75 Briar Woods Trail
(Retired Executive VP, The Equitable)         Stamford, CT 06903 USA
Citizen of the United States

Browne, E. John P.                            See above

Bryan, John H.                                Three First National Plaza -
(Chairman & CEO)                              47th Floor
Sara Lee Corporation)                         Chicago, IL 60602 USA
Citizen of the United States

Buchanan, John G.S.                           See above

Chase, Rodney F.                              See above

Davis, Jr., Erroll B.                         222 West Washington Avenue
(President & CEO, Alliant Worldwide           Madison, WI 53703 USA
Headquarters)
Citizen of the United States

Ferris, Richard J.                            1436 Ridge Road
(Retired Co-Chairman                          Northbrook, IL 60062 USA
Doubletree Corporation)
Citizen of the United States

Gibson-Smith, Dr. Christopher S.              See above

Knight, Chalres F.                            8000 W. Florissant
(Chairman & CEO, Emerson Electric             St. Louis, MO 63136 USA
Company)
Citizen of the United States

Maljers, Floris A.                            Bezuidenhoutseweg 74 2594 AW
(Company Director, Amoco Netherlands          The Hague, The Netherlands
Petroleum Company)
Citizen of The Netherlands

Massey, Dr. Walter E.                         830 Westview Drive, S.W.
(President, Morehouse College)                Atlanta, GA 30314 USA
Citizen of the United States

Miles, H. Michael P.                          60 London Wall
(Director, ING Baring Holdings, Ltd.)         London, England EC2M 7TQ

Nicholson, Sir Robin                          Pension Farm
(Retired Chairman, Pilkington Optronics       Diptford, Totnes
                                              Devon, England TQ9 7NN

CUSIP NO. 922380100                                         PAGE 9 OF 11 PAGES


Name and Present Principal Occupation
or Employment                                 Business Address
------------------------------------          ----------------

Olver, Richard L.                             See above

Prosser, Sir Ian                              20 North Audley Street
(Chairman, Bass Plc)                          London, England W1Y 1WE

Sanderson, Bryan K.                           See above

Sutherland, Peter D.                          133 Fleet Street
(Chairman & Managing Director                 London EC4A 2BB
Goldman Sachs International)

Wilson, Michael H.                            200 Bay Street Royal Bank Plaza
(Vice Chairman & Director                     South Tower - 4th Floor
RBC Dominion Securities)                      Toronto, Ontario M5J 2W7 Canada
Citizen of Canada

Wilson, Robert P.                             6 St. Jame's Square
(Chairman, Rio Tinto p.l.c.)                  London, England SW1Y 4LD

Wright of Richmond, The Lord                  1 Well Lane
(Permanent Under-Secretary & Head of          East Sheen
the UK Diplomatic Service (previous))         London, England SW14 7AJ

CUSIP NO. 922380100                                         PAGE 10 OF 11 PAGES


                                   SCHEDULE II

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
                     OFFICERS OF ATLANTIC RICHFIELD COMPANY

         The following tables set forth the name, business address, present principal occupation or employment, and principal business and address of any corporation or other organization in which the employment or occupation is conducted of each director and executive officer of Atlantic Richfield Company. Unless otherwise specified, each person listed below is a citizen of the United States and has his or her principal business address at 200 East Randolph Drive, Chicago, Illinios 60601.

                EXECUTIVE OFFICERS OF ATLANTIC RICHFIELD COMPANY

Name and Present Principal Occupation
or Employment                                 Business Address
------------------------------------          ----------------

Agdern, Robert D.                             200 East Randolph Drive
(President, Atlantic Richfield Company)       Chicago, IL 60601

Kamerick, Eileen A.                           200 East Randolph Drive
(Chief Financial Officer and Vice             Chicago, IL  60601
President, Atlantic
Richfield Company)

Welch, David H.                               510 Westlake Park Boulevard
(Executive Vice President, Atlantic           Houston, TX 77079
Richfield Company)

Williams, Roger E.                            28301 Ferry Road
(Executive Vice President, Atlantic           Suite 300,
Richfield Company)                            Warrenville, IL  60555


                     DIRECTORS OF ATLANTIC RICHFIELD COMPANY

Name and Present Principal Occupation
or Employment                                 Business Address
------------------------------------          ----------------

Agdern, Robert D.                             See above

Bevan, Peter B.P.                             Britannic House
(Group General Counsel, BP Amoco p.l.c.)      1 Finsbury Circus
Citizen of the United Kingdom                 London EC2M 7BA

Chapman, D. Patrick                           Britannic House
(Group Vice President - Tax,                  1 Finsbury Circus
BP Amoco p.l.c.)                              London EC2M 7BA
Citizen of the United Kingdom

Campbell, John F.                             200 East Randolph Drive
(Vice President, Human Resources,             Chicago, IL  60601
BP Amoco Corporation)

Nemeth, James G.                              200 East Randolph Drive
(Vice President and General Tax Officer,      Chicago, IL  60601
BP Amoco Corporation)

CUSIP NO. 922380100                                         PAGE 11 OF 11 PAGES


                                  EXHIBIT INDEX


Exhibit No.        Exhibit
-----------        -------

     1.            Schedule TO Tender Offer Statement filed March 16, 2000 by
                   BP Amoco p.l.c.